Exhibit (a)(1)(H)

NEWS
Cox Enterprises, Inc. Commences Tender Offer to Acquire Remaining Public Minority
Stake in Cox Radio
Offer Price of $3.80 in Cash per Share for Public Stake
ATLANTA, March 23, 2009 — Cox Enterprises, Inc. announced today that it is commencing a cash tender offer for all of the outstanding publicly held minority interest in Cox Radio, Inc. (NYSE:CXR) for $3.80 per share in cash, or a total payment of approximately $69.1 million, including fees and expenses. The proposal represents a 15.2% premium over Friday’s closing price and a 21.8% premium over the ten-day volume weighted average closing price. Cox Enterprises currently owns approximately a 78% equity interest in Cox Radio and has approximately a 97% voting interest. If upon expiration of the tender offer Cox Enterprises owns 90% of Cox Radio’s equity, Cox Radio would become a wholly-owned subsidiary of Cox Enterprises.
“Cox Enterprises is committed to operating media businesses, and as a private company can take a long-term perspective, which is especially valuable in the current economic environment,” said Jimmy W. Hayes, President and Chief Executive Officer of Cox Enterprises. “Given how these economic challenges are affecting the radio industry, we believe that private ownership offers advantages that will assist Cox Radio in attaining its business objectives and managing its capital structure. We have confidence in the long-term potential of Cox Radio and its management team. This transaction will allow us to further invest in a quality asset we know well and to best ensure Cox Radio maintains its best-in-class operations.”
Cox Enterprises’ sole interest is in acquiring the shares of Cox Radio held by the minority shareholders and it has no interest in a disposition of its controlling interest in Cox Radio. Cox Enterprises is making its proposal directly to public shareholders to acquire the portion of Cox Radio it does not already own by means of a tender offer. The transaction will be financed with cash on hand and from Cox Enterprises’ existing credit facility.
“Cox Enterprises’ tender offer provides Cox Radio’s shareholders with an excellent opportunity to obtain liquidity at a premium to the current share price,” Hayes added. “In addition, because we are fully financing the transaction and structuring it as a tender offer, we anticipate that shareholders will benefit from an expeditious process and quick receipt of payment.”
Cox Enterprises expects the Board of Directors of Cox Radio to form a special committee of independent directors to assess the proposal with the assistance of outside financial and legal advisors and may make a recommendation to shareholders. Directors of Cox Radio affiliated with Cox Enterprises will not participate in the evaluation of the proposal.

The tender offer is scheduled to expire on April 17, 2009. It is conditional upon a majority of the minority shareholders (those who are not executive officers, directors or affiliates of Cox Enterprises, Cox Media Group or Cox Radio) tendering their shares. If upon expiration of the tender offer, the shares owned by Cox Enterprises when combined with tendered shares are at least 90% of the outstanding Cox Radio shares, Cox Enterprises will implement a short-form merger at the same per share price paid in the tender offer, assuming the other conditions to the tender offer are met or waived.
Citigroup has been retained to serve as Cox Enterprises’ financial advisor for the transaction and dealer manager for the tender offer.
Cox Radio shareholders and other interested parties are urged to read Cox Enterprises’ tender offer statement and other relevant documents. Cox Radio shareholders can obtain the tender offer and related documents free of charge at the SEC’s web site: www.sec.gov, or from Cox Enterprises at 6205 Peachtree Dunwoody Road, Atlanta, GA 30328, Attn: Corporate Communications.
About Cox Enterprises (www.coxenterprises.com)
Cox Enterprises, Inc. is a leading communications, media and automotive services company. With revenues exceeding $15 billion and more than 77,000 employees, the company’s major operating subsidiaries include Cox Communications, Inc. (cable television distribution, telephone, high-speed Internet access, commercial telecommunications, advertising solutions and the Travel Channel); Manheim, Inc. (vehicle auctions, repair and certification services and web-based technology products); Cox Media Group, Inc. (television stations, digital media, newspapers, advertising sales rep firms and majority-owned, publicly-traded Cox Radio, Inc.); and AutoTrader.com (online automotive classifieds and related publications). Additionally, Cox’s Internet operations include Kudzu.com and Adify Corporation, a unit of Cox TMI, Inc.
CAUTIONARY STATEMENT: Statements in this document represent the intentions, plans, expectations and beliefs of Cox Enterprises and involve risks and uncertainties that could cause actual events to differ materially from the events described in this document, including risks or uncertainties related whether the conditions to the tender offer will be satisfied, and if not, whether the tender offer and merger will be completed, as well as changes in general economic conditions, stock market trading conditions, tax law requirements or government regulation, and changes in the radio broadcast industry or the business or prospects of Cox Radio. Cox Enterprises wishes to caution the reader that these factors, as well as factors described or to be described in Cox Enterprises’ and Cox Radio’s SEC filings with respect to the transaction, are among the factors that could cause actual events or results to differ materially from Cox Enterprises’ current expectations described herein.
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Media Contact:	Investor Contact:
Bobby Amirshahi	Richard Jacobson
(678) 645-4518	(678) 645-0111
bobby.amirshahi@coxinc.com	richard.jacobson@coxinc.com